FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

October 21, 2011

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on October 24, 2011 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

The Wyoming Department of Environmental Quality (“WDEQ”) has issued a Permit to Mine for the Company's Lost Creek in-situ recovery (“ISR”) uranium project located in Sweetwater County.  The State permit authorizes Ur-Energy to construct and operate the Lost Creek ISR uranium mine facilities, including the first mine unit.

5.	Full Description of Material Change

The Wyoming Department of Environmental Quality (“WDEQ”) has issued a Permit to Mine for the Company's Lost Creek in-situ recovery (“ISR”) uranium project located in Sweetwater County.  The State permit authorizes Ur-Energy to construct and operate the Lost Creek ISR uranium mine facilities, including the first mine unit.

Along with the State Permit to Mine, the Company has previously received the U.S. Nuclear Regulatory Commission’s Source and Byproduct Materials License, the Environmental Protection Agency’s Aquifer Exemption, a WDEQ Class I Underground Injection Control Permit and local approval of the Development Plan by Sweetwater County.  The Company now only awaits approval of the Plan of Operations by the Bureau of Land Management before construction and operations commence.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith
Chief Administrative Officer and Chief Financial Officer
Ur-Energy Inc.
10758 W. Centennial Road, Suite 200
Littleton, Colorado  80127
Telephone: (720) 981-4588

9.             Date of Report

October 24, 2011